Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

The following is a transcript of a video sent to employees of The E.W. Scripps Company on July 30, 2014 from Rich Boehne, Board Chairman, President and CEO.

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Hi everyone. It’s Rich. You’ve probably read the news release today about our deal with Journal Communications, which will represent a dramatic restructuring of the company. The deal looks - and is - complicated, but the goals are pretty simple.

Let me try to simplify what we’re doing.

We designed a deal where we, Scripps and Journal, first spin off our newspapers and form a new company. This new company will use the Journal name and be headquartered in Milwaukee. And our own Tim Stautberg will be its CEO. Immediately following the spinoff and merger of the newspapers, the remaining Journal broadcast operations will merge into Scripps. Scripps will be a much larger and stronger TV company with a dose of radio and an aggressive digital strategy.

More on that in a moment. But first let me talk a little more about how we made this decision about the newspapers.

We designed the new Journal Media Group brick by brick. The goal is to build a newspaper platform that will be an industry leader -- in journalism as well as in innovation. Journal Media Group will have virtually no debt, incredible financial flexibility, and no controlling shareholder, which means it can grow via acquisition and merger.

Believe me, this was not an easy decision. We spent a lot of time talking with our board and the Scripps family before deciding to move the papers into a dedicated company. And while the Scripps name won't be on the company and the family won't control it, our shareholders will own a sizable piece of the company and have keen interest in its success.

Although the Scripps news legacy began in newspapers, this refocusing of the company in no way diminishes our commitment to high-quality enterprise journalism. Now - on television, on radio, and on digital and mobile platforms - Scripps will remain a news industry leader, on a mission every day to improve communities through public service reporting.

Scripps also will continue to be an enthusiastic and risk-tolerant entrepreneur, investing to stay in step with media consumers and advertisers, just as we have for more than 135 years. Our local digital strategy will remain intact, as will our building of new national digital media brands like Newsy and DecodeDC. But, given our increased focus on local television, I'm sure we'll step up our commitment to investing in and leading the evolution of television brands and delivery across all platforms.

Our TV station portfolio will grow with the addition of some great markets and local news brands. We also gain some network diversity, bringing CBS and FOX stations into the company. And we pick up Journal's radio group and strategy, which focused on markets where they also owned television.

From a television point of view, this is a very attractive deal.

For all of us, across all divisions and markets, the next few months will be a period of upheaval as we pivot toward new and better opportunities.

Thank you for your patience and, hopefully, your support and enthusiasm for this important decision.

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.